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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-15474


( ) Form 10-K and Form 10-KSB       ( ) Form 20-F         ( ) Form 11-K
(x) Form 10-Q and Form 10-QSB       ( ) Form N-SAR

For Period Ended............................................  September 30, 2003

           ( ) Transition Report on Form 10-K
           ( ) Transition Report on Form 20-F
           ( ) Transition Report on Form 11-K
           ( ) Transition Report on Form 10-Q
           ( ) Transition Report on Form N-SAR

For the Transition Period Ended.............................

 ( Read Instruction (on back page) Before Preparing Form. Please Print or Type )
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable



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PART I -- REGISTRANT INFORMATION

AmerAlia, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

20971 E. Smoky Hill Rd.
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Addresses of Principal Executive Office

Denver, CO  80015
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed period.

         As discussed in recent filings on Form 8-K and on Form 10-QSB, management has devoted a significant amount of time to negotiations for the permanent financing of its acquisition of the assets of White River Nahcolite Minerals Ltd. Liability Co. and certain related contracts held by IMC Chemicals. The finalization of the permanent financing has not yet been accomplished, however, the Company has also sought an independent appraisal of its assets which is now in hand and will impact the Company's financial statements. This information is now being incorporated in the Form 10-KSB and the Company anticipates this filing in the very near future. This filing of the Form 10-KSB will be followed shortly thereafter by the filing of the Form 10-QSB. AmerAlia will not be able to compile the information necessary to complete its 10-QSB Report for timely filing without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Robert C.J. van Mourik             (720)               876-2373
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                   (Name)                   Area Code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).
                      Yes  ( )               No  (X)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                      Yes  (X)               No  ( )

         If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The acquisition of the WRNM assets in February 2003 means that the current period will report revenues and associated expenses from operations that were not present for the corresponding period last year.



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                                 AmerAlia, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 17, 2003                   By: /s/ Robert van Mourik
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                                              Robert van Mourik
                                              Executive Vice President & Chief
                                              Financial Officer




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